Exhibit 99.1

GALMED PHARMACEUTICALS LTD.

16 Tiomkin St.

Tel Aviv 6578317, Israel

August 9, 2023

Dear Shareholder:

You are cordially invited to attend the Special General Meeting of Shareholders of Galmed Pharmaceuticals Ltd. (the “Company”) to be held at 5:00 p.m., Israel time, on September 13, 2023, at the offices of the Company at 16 Tiomkin St., Tel Aviv 6578317, Israel (the “Meeting”).

You will be asked at this Meeting to take action on the matters set forth in the attached Notice of the Special General Meeting of Shareholders. The Company’s board of directors is recommending that you vote “FOR” all of the Proposals on the agenda, each as specified in the enclosed Proxy Statement.

A discussion period will be provided at the Meeting for questions and comments of general interest to shareholders.

We look forward to personally greeting those shareholders who are able to be present at the Meeting. If you do plan to attend, we ask that you bring with you some form of personal identification and verification of your status as a shareholder as of the close of trading on August 11, 2023, the record date for the Meeting. However, whether or not you will be with us at the Meeting, it is important that your shares be represented. Accordingly, you are requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience and in any event so as to be received by the Company in a timely manner as set forth in the enclosed Proxy Statement.

Thank you for your cooperation.

Very truly yours,
Allen Baharaff
President and Chief Executive Officer

GALMED PHARMACEUTICALS LTD.

16 Tiomkin St.

Tel Aviv 6578317, Israel

PROXY STATEMENT

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on Wednesday, September 13, 2023

This Proxy Statement is furnished to the holders of ordinary shares, par value of 0.15 New Israeli Shekel per share (the “Ordinary Shares” or “Shares”) of Galmed Pharmaceuticals Ltd. (the “Company”, “Galmed”, “us” or “our”) for use at the Special General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company at 16 Tiomkin St., Tel Aviv 6578317, Israel on Wednesday, September 13, 2023, at 5:00 p.m. (Israel time), and at each postponement or adjournment thereof.

The agenda for the Meeting includes the following matters (the “Proposals”):

1.	To approve equity grants to each of our named executive officers and directors, including to our Chief Executive Officer; and

2.	To approve an amendment to the exercise period of outstanding options granted to our Chief Executive Officer.

The Company is not currently aware of any other matters to be presented at the Meeting. If other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters.

Record Date; Entitlement to Vote

The record date for determining shareholders entitled to notice of, and to vote at, the Meeting has been established as of the close of trading on the Nasdaq Capital Market on Friday, August 11, 2023 (the “Record Date”).

As of August 8, 2023, the Company had outstanding 3,807,189 Ordinary Shares, each of which is entitled to one vote upon the matters to be presented at the Meeting.

Quorum

Two or more shareholders, present in person, by proxy or by proxy card, and holding Shares conferring in the aggregate more than 33.33% of the voting power of the Company on the Record Date, shall constitute a quorum at the Meeting. Should no quorum be present within half an hour from the time set for the Meeting, the Meeting shall be adjourned to Wednesday, September 20, 2023, at the same time and place. No further notice will be given or publicized with respect to such adjourned meeting. If at such adjourned meeting a quorum is not present within half an hour from the time stated for such meeting, any two shareholders present in person, by proxy or by proxy card, shall constitute a quorum, even if they represent in the aggregate shares conferring 33.33% or less of the voting power of the Company on the Record Date.

Joint holders of Shares should take note that, pursuant to Article 64 of the Company’s Amended and Restated Articles of Association (the “Articles”), the vote of the senior holder who tenders a vote, in person, by proxy or by proxy card, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s shareholder register.

Required Vote and Voting Procedures

The affirmative vote of holders of a majority of the Shares participating and voting at the Meeting, in person, by proxy or by proxy card is required to adopt each of the Proposals to be presented at the Meeting.

The approval of Proposals 1 and 2 is also subject to the fulfillment of one of the following additional voting requirements, as required under the Israeli Companies Law, 5759-1999 (the “Companies Law”): (i) the majority of the Shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal; or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. For the purpose of Proposals 1 and 2, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company

If you do not state whether or not you are a controlling shareholder or have a personal interest with respect to Proposals 1 and 2, by marking “YES” or “NO” on the proxy card or voting instruction form (or in your electronic submission), your Shares will not be voted for Proposals 1 and 2.

As of this date, we are not aware of any controlling shareholders as defined above, and therefore believe that other than our directors, officers and their relatives, none of our shareholders should have a personal interest in Proposals 1 and 2. Such shareholders should mark “NO” in the appropriate place on the proxy card or voting instruction form (or in their electronic submission).

To be counted, a duly executed proxy or proxy card must be received by the Company prior to the Meeting. An instrument appointing a proxy or a proxy card shall be in writing in a form approved by the Board of Directors of the Company (the “Board”), and shall be delivered to the Company at its registered offices at 16 Tiomkin St. 4th floor, Tel Aviv, Israel 6578317, Attention: Yohai Stenzler, CPA, Company Chief Accounting Officer, or to Broadridge Financial Solutions, Inc., in an enclosed envelope, not less than four (4) hours before the time scheduled for the Meeting or adjourned meeting or presented to the chairperson of the Meeting at the Meeting. Shares represented by proxies and proxy cards received after the times specified above will not be counted as present at the Meeting and thus will not be voted.

Shareholders may revoke the authority granted by their execution of a proxy or a proxy card at any time before the effective exercise thereof by voting in person at the Meeting or by either written notice of such revocation or later-dated proxy or proxy card, in each case delivered either to the Company or to Broadridge Financial Solutions, Inc., not less than four (4) hours before the time scheduled for the Meeting or adjourned meeting or presented to the chairperson of the Meeting at the Meeting.

Ordinary Shares represented by executed and unrevoked proxies will be voted in the manner instructed by the executing shareholder. If no specific instructions are given, the Shares will not be voted and counted with respect to Proposals 1 and 2 set forth in the Notice of Special General Meeting of Shareholders.

If you are a record holder of Shares, and wish to vote via the internet, please follow the instructions indicated on the proxy card.

Position Statements

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, 16 Tiomkin St., Tel Aviv 6578317, Israel, Attention: Yohai Stenzler, CPA, Company Chief Accounting Officer, or by facsimile to +972-3-6938447, no later than September 3, 2023 at 5:00 pm Israel time.

Meeting Agenda

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent (1%) of the outstanding voting rights of the Company may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, 16 Tiomkin St., Tel Aviv 6578317, Israel, Attention: Yohai Stenzler, CPA, Company Chief Accounting Officer, or by facsimile to +972-3-6938447, no later than Wednesday, August 16, 2023 at 1:00 pm Israel time. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Wednesday, August 23 ,2023, which will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

PROPOSAL 1

APPROVAL OF EQUITY GRANTS TO EACH OF OUR NAMED EXECUTIVE OFFICERS AND DIRECTORS, INCLUDING TO OUR CHIEF EXECUTIVE OFFICER

Background

On July 14, 2023, the Company entered into a definitive securities purchase agreement with certain investors for the purchase and sale in a public offering (the “Offering”) of the Company’s Ordinary Shares, pre-funded warrants to purchase Ordinary Shares and warrants to purchase Ordinary Shares. The net proceeds to the Company from the Offering, which closed on July 18, 2023, were approximately $6.5 million before deducting estimated offering expenses payable by the Company.

As of August 6, 2023, the Company had 196,276 Ordinary Shares subject to outstanding equity awards granted or available for grant, of which: (i) 175,035 Ordinary Shares are allocated and issuable upon exercise of outstanding awards granted under the Company’s 2013 Incentive Share Option Plan (the “2013 Plan”) and (ii) 21,241 Ordinary shares are reserved for future issuance of awards under the 2013 Plan.

On August 7, 2023, the Board approved to authorize and reserve for purposes of future issuance under the 2013 Plan, an additional 1,803,274 Ordinary Shares, such that the aggregate Ordinary Shares reserved under the 2013 Plan will be 2,000,000. The Company believes that the increased number of Shares is necessary to incentivize the Company’s executive officers and directors and to provide the Board with flexibility to incentivize other employees and consultants. Under Israeli Law, the increase to the number of shares available for issuance under an equity incentive plan, may be approved by the Board and does not require further shareholder approval.

Accordingly, following the consummation of the Offering and in order to appropriately incentivize the Company’s directors and officers to continue to deliver value to the shareholders, the remuneration committee and Board approved equity grants to each of our executive officers and directors named below, including to our Chief Executive Officer.

The proposed equity grants for the executive officers and directors are as set forth below (the “Proposed Equity Grant”):

●	Mr. Allen Baharaff, President, Chief Executive Officer and Director, a grant of 640,000 Restricted Share Units (“RSUs”).

●	Mr. Doron Cohen, Chief Financial Officer; Mr. Yohai Stenzler, Chief Accounting Officer and Mr. Guy Nehemya, Chief Operating Officer, a grant of 150,000 RSUs each.

●	Non-management directors (as such term is defined in the Compensation Policy): Dr. David Sidransky, Mr. Amir Pushinski and Mr. Shmuel Nir, a grant of 75,000 RSUs each and Dr. Carol L. Brosgart, a grant of options to purchase up to 75,000 Ordinary Shares.

The Proposed Equity Grant would be granted under the 2013 Plan and would vest over a period of three (3) years, such that 1/3 of the Shares underlying the Proposed Equity Grant shall vest on the first anniversary of the grant (i.e., the date of the Board’s approval on August 7, 2023), and thereafter, the Proposed Equity Grant will vest with respect to the additional 2/3 of the underlying Shares equally every 6 months thereafter, provided that each executive officer or director continues to serve as an executive officer or a director of the Company or its affiliates, as applicable, throughout each such vesting date. All of the unvested Shares under the Proposed Equity Grant shall automatically vest and become exercisable upon the consummation of a Transaction (as defined in the 2013 Plan).

The grant is subject to the execution by each grantee of an appropriate equity agreement with the Company confirming the terms and conditions applying to the grant and will expire on August 6, 2033. The Proposed Equity Grant to our executive officers, Mr. Baharaff, Mr. Cohen, Mr. Stenzler and Mr. Nehemya would be granted in accordance with Section 102 of the Income Tax Ordinance (New Version), 5721-1961 (the “Tax Ordinance”). The Proposed Equity Grant to our non-management directors would be granted in accordance with Section 102 of the Tax Ordinance, other than with respect to Dr. Brosgart, a resident of the United States, who would be granted Non-Qualified Stock Options. Dr. Brosgart’s options will vest under the same schedule and terms described above and will have an exercise price of $0.92, the closing price of the Company’s Ordinary Shares on the Nasdaq Stock Market on August 6, 2023, the day prior to the Board’s meeting.

Compensation Advisor and Analysis

The Company engaged the services of Laor Consulting and Investments Ltd. (“Laor Consulting”), a provider of consulting services relating to economic-financial consultation and independent professional valuation, to review the Proposed Equity Grants and advise as to whether they are aligned with, and competitive relative to market practices. Laor Consulting declared to the remuneration committee that it has no personal interest or affiliation with the Company.

Based on Laor Consulting’s report and recommendations, the remuneration committee approved a list of eight (8) companies as our peer group, for the purpose of supporting the process of determining the Proposed Equity Grants and providing analysis of it as part of this Notice of Special General Meeting and Proxy Statement. Our peer group is made up of companies which are most comparable to us on a range of criteria, including industry, revenue, market capitalization and other qualitative and business-related factors. In accordance with Laor Consulting’s compensation analysis, the Proposed Equity Grants are between the 25th and 50th percentiles of our peer group.

The remuneration committee and the Board believe the Proposed Equity Grants are designed to appropriately incentivize our executive officers and directors to realize and maximize the benefits of the Offering, the initiation of the Company’s Primary Sclerosing Cholangitis (PSC) clinical development program and promote the Company’s long-term advancement. As a result, the Company believes that the Proposed Equity Grants aligns the proposed compensation with shareholder interests.

Israeli Companies Law Requirement

Under the Companies Law, terms of compensation of a public company’s office holders (other than the Chief Executive Officer) must be approved by the remuneration committee and thereafter by the Board, provided that such compensation arrangement is consistent with the compensation policy. If such compensation arrangement is inconsistent with the compensation policy, shareholder approval is required, with the approval of the Special Majority. Arrangements between a public company and directors or with a Chief Executive Officer, relating to their compensation, must also be consistent with the compensation policy, and requires the approval of the remuneration committee, Board, and shareholders by a simple majority (in that order). If such compensation arrangement is inconsistent with the compensation policy, shareholder approval is required, with the approval of the Special Majority.

Our compensation policy for directors and officers (the “Compensation Policy”), was approved and adopted by the remuneration committee and the Board on May 30, 2023, after concluding that such approval is in the Company’s best interest and in accordance with the mechanism set forth in the Companies Law, which allows the Board to approve the Compensation Policy, notwithstanding the resolution of the general meeting on May 11, 2023.

Our Compensation Policy allows us to offer equity-based compensation in a form of share options and/or other equity-based awards, such as RSUs or performance share units in order to attract and retain officers and to align their interests with shareholders’ interests to maximize creation of long-term economic value for the Company. The Compensation Policy limits the value of equity-based awards granted to any executive officer (including to the Chief Executive Officer), calculated as of the date of grant, during any calendar year, to six (6) times the monthly base salary and benefits of such executive officer. With respect to directors, the value of equity-based awards during any calendar year is limited to nine (9) times the fees of such director on an annual basis.

The value of equity-based awards, according to our Compensation Policy, is calculated as of the date of grant. The Company views August 7, 2023, the date of approval of the Proposed Equity Grants by the remuneration committee and the Board, as the date of grant for purposes of determining the value of an award for purposes of the Compensation Policy. Accordingly, the value of each Share underlying the Proposed Equity Grant is $0.92, the closing price of the Company’s Ordinary Shares on the Nasdaq Stock Market on August 6, 2023, the day prior to the Board’s meeting.

The remuneration committee and the Board have reviewed, discussed and approved the Proposed Equity Grants as detailed hereunder and determined that these grants exceed the limits described above and are therefore inconsistent with the terms and conditions of our Compensation Policy.

Accordingly, at the Meeting shareholders will be asked to approve the Proposed Equity Grants to our executive officers and directors, including to our Chief Executive Officer.

When considering the Proposed Equity Grants, the remuneration committee and the Board considered numerous factors, as required by the Companies Law, including each executive officer’s and director’s performance and contribution to the Company.

The shareholders’ vote on this Proposal 1 is binding under Israeli law and not merely advisory, unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies. Notwithstanding the foregoing, and solely with respect to the Proposed Equity Grants to our executives (other than the Chief Executive Officer and members of our Board), the Companies Law allows our remuneration committee and our Board to approve this Proposal even if at the Meeting the shareholders vote against it, provided that the remuneration committee and thereafter the Board have concluded, following further and detailed discussion of the matter and for specified reasons, that such approval is in the Company’s best interests.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve equity grants to each of our named executive officers and directors, including to our Chief Executive Officer, as detailed in the Proxy Statement, dated August 9, 2023.”

The approval of the above resolution requires approval by a Special Majority.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 2

AMENDMENT TO THE EXERCISE PERIOD OF OUTSTANDING OPTIONS

GRANTED TO OUR CHIEF EXECUTIVE OFFICER

Background

In order to retain and motivate our Chief Executive Officer, President and director, Mr. Allen Baharaff, and to incentivize his continuous contribution to the Company’s success and results of operations, our remuneration committee and Board approved to amend the exercise period of outstanding options previously granted to Mr. Baharaff under the 2013 Plan.

At the Meeting, shareholders will be asked to approve the extension of the exercise period of options to purchase 21,654 Ordinary Shares (adjusted from 324,784 Ordinary Shares, following the reverse split of the Company’s Ordinary Shares at a ratio of 1 for 15 on May 15, 2023) (the “Prior Awards”) which were previously granted to Mr. Allen Baharaff. The Prior Awards were granted to Mr. Baharaff on December 20, 2013, prior to and in connection with the Company’s initial public offering and have a nominal exercise price of NIS 0.15 per share and would expire on December 30, 2023. Accordingly, the remuneration committee and Board approved to extend the exercise period of the Prior Awards by approximately five (5) years, to December 31, 2028, if not exercised prior thereto (the “Extended Exercised Period”). The Proposal to approve the Extended Exercise Period was included in the agenda for the Annual General Meetings of Shareholder, which was held on May 11, 2023, however it was withdrawn prior to such meeting by unanimous consent of the Board.

The Extended Exercise Period is inconsistent with our Compensation Policy, which limits the exercise period of equity awards granted to executive officers, including to the Chief Executive Officer, to ten (10) years from the date of grant.

Therefore, in approving the Extended Exercise Period, our remuneration committee and Board also considered the following factors, as required by the Companies Law:

●	advancement of the Company’s objectives, the Company’s business plan and its long-term strategy;

●	creation of appropriate incentives for Mr. Baharaff, considering the Company’s risk management policy;

●	the size and the nature of the Company’s operations;

●	Mr. Baharaff’s knowledge, skills, expertise and accomplishments;

●	Mr. Baharaff’s role and responsibility in 2023 as the Chief Executive Officer, President and as a director;

●	previous terms of compensation provided to Mr. Baharaff as well as compensation granted to the Company’s other employees and weighing the disparity between Mr. Baharaff’s compensation terms and the Company’s employees’ average and median salary as well as the effect of any such disparity on the working environment in the Company, while taking into account his leadership role at the Company; and

●	other relevant factors as required under the Companies Law.

Our remuneration committee and the Board also considered Mr. Baharaff’s extensive experience and command of the business and role in the successful Offering, which are critical to the advancement of the Company. As a result, the remuneration committee and Board believe that the proposed Extended Exercise Period is in the best interest of our shareholders and the Company.

The shareholders’ vote on this Proposal 2 is binding under Israeli law and not merely advisory, unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the extension to the exercise period of 21,654 outstanding options previously granted to our Chief Executive Officer (and director), by approximately five years, as described in the Proxy Statement dated August 9, 2023.”

The approval of the above resolution requires approval by a Special Majority.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

OTHER BUSINESS

Other than as set forth above, management knows of no business to be transacted at the Meeting. If any other matters are properly presented at the Meeting, Ordinary Shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with their best judgment.

By Order of the Board of Directors,
Dr. David Sidransky Lead Independent Director

Tel Aviv, Israel

August 9, 2023